June 13, 2017

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-12933

Dear Ms. Raminpour:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission contained in its comment letter to Autoliv, Inc. (the “Company”), dated May 30, 2017 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments by June 13, 2017 or tell the Staff the date by when the Company will provide its response. As discussed with the Staff, we are writing to confirm that we have requested an extension to respond to the Comment Letter until June 30, 2017.

We appreciate the Staff’s cooperation in this matter.

If you have any questions or comments to this letter, please call the Company’s outside counsel, Dennis O. Garris, at Alston & Bird LLP, at 202-239-3452.

Sincerely,

/s/ Mats Backman

Mats Backman
Chief Financial Officer

Cc:	Lars Sjöbring, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP